

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 15, 2009

Mr. Owen Gilbson
Chief Executive and Financial Officer
Alba Mineral Exploration, Inc.
2 Mic Mac Place
Lethbridge, Alberta, Canada T1K 5H6

      Re: **Alba Mineral Exploration, Inc.**
                Item 4.01 Form 8-K Filed September 8, 2009
                File No. 333-150029
                Response Letter Dated September 11, 2009

Dear Mr. Gibson:

      We have completed our review of your filing and response letter and have no further comments at this time.

                Sincerely,

                Karl Hiller
                Branch Chief